EXHIBIT 99.1

Lombard Medical Announces Scientific Presentations on Aorfix(TM) and Altura(TM) Endovascular Stent Grafts at the 42nd Annual VEITHsymposium(TM)

Debut of Data on New IntelliFlex(TM) Delivery System and Early Clinical Experience With Altura

IRVINE, Calif., Nov. 18, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that both of its endovascular stent grafts for AAA repair, Aorfix™ and Altura™, will be featured in scientific presentations at the 42nd annual VEITHsymposium™. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees, while the recently acquired Altura graft has CE Mark approval and is specifically designed to simplify treatment in patients with normal AAA anatomy. The VEITHsymposium is being held at the New York Hilton-Midtown in New York City, November 17th – 21st.

"We're pleased to announce that five unique data sets showcasing the clinical performance of Aorfix and Altura will be presented at the renowned VEITHsymposium by some of the world's premier thought leaders in vascular disease," said CEO Simon Hubbert. "Of particular note are the first-in-man data on the use of Aorfix with our new IntelliFlex LP delivery system, and promising early clinical results on our new Altura device. Collectively, the data advance our commitment to use evidence-based medicine to demonstrate the efficacy, safety and value of our portfolio in managing a broad spectrum of AAA patients."

The Aorfix Stent Graft will be featured in the following scientific presentations on Thursday, November 19th at the VEITHsymposium:

Session 55
Grand Ballroom West, 3rd Floor

6:45 – 6:50am	Aorfix Endograft with the new IntelliFlex LP Delivery System for EVAR: Techniques and Advantages. Presenter: Andrew Holden, MD

6:50 – 6:55am	Aorfix Endograft for EVAR: Interim Results of the ARCHYTAS Post Market Registry Experience With On-Label and Off-Label Use of the Graft
with Unfavorable Anatomy. Presenter: Vincente Riambau, MD, Ph.D

6:55 – 7:00am	Aorfix Endograft for EVAR: 3-Year Results of PYTHAGORAS Pivotal PMA Trial in Standard and Angulated Neck AAAs.
Presenter: Mark Fillinger, MD

Session 56
Grand Ballroom West, 3rd Floor
8:12 – 8:17am	Aorfix Endograft Can Be Effective in Badly Angled AAA Necks: Tips and Tricks to Make It Work and When It Will Not.
Presenter: Mahmoud Malas, MD, MHS

The Altura Endograft System will be featured in the following scientific presentation on Saturday, November 21st at the VEITHsymposium:

Session 118
Grand Ballroom West, 3rd Floor

11:11 – 11:16am	The Altura EVAR Device: What Is Special About It and Early Clinical Results. Presenter: Albrecht Kramer, MD

Additionally, Lombard will be hosting a lunch symposium for VEITHsymposium attendees and press on Thursday, November 19th:

Gramercy Suite West, 2nd Floor

12:00 – 1:00pm	Presenters: Mark F. Fillinger, MD, Andrew Holden, MD, Tahir Hussein, MD, Robert Beasley, MD, Dierk Scheinert, MD

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Altura Endograft System

Altura is an ultra-low profile stent graft system that offers a simple and predictable treatment option for standard AAA anatomy. Altura's system allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck. It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable and shorter procedure times. The Altura system allows the majority of patients who present for AAA to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015. Lombard Medical plans to launch the device in Europe in January 2016 with a broader international roll out later the same year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764
Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 / matt@purecommunciationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com